U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                                                        SEC File Number 1-8641

                          NOTIFICATION OF LATE FILING

                                                            (Check One):
[X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR For Period Ended: December 31, 1998
              -----------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:___________________________

 ----------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
 ----------------------------------------------------------------------------

      Full Name of Registrant:  COEUR D'ALENE MINES CORPORATION

      Former Name if Applicable:

      Address of Principal Executive Office (Street and Number):
            505 FRONT AVE., P.O.BOX "I", COEUR D'ALENE, IDAHO 83814

 ----------------------------------------------------------------------------
PART II - RULES 12B-25(B) AND (C)
 ----------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject  Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ]   (c)   The  accountant's  statement  or other  exhibit  required  by Rule
      12b-25(c) has been attached if applicable.

 ----------------------------------------------------------------------------
PART III - NARRATIVE
 ----------------------------------------------------------------------------

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

      The Company has not completed the preparation of its financial statements for the year ended December 31, 1998 due to difficulties encountered in finalizing its reviews of the recoverability of the carrying values of certain of its mining properties pursuant to Statement of Financial Accounting Standard No. 121- Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of ("SFAS 121"). The preparation of analyses relating to the properties are nearing completion and the Company plans to submit them to Ernst & Young LLP, the Company's independent accounting firm, for its use in connection with its audit of the Company's financial statements for the year ended December 31, 1998.

 ----------------------------------------------------------------------------
PART IV - OTHER INFORMATION
 ----------------------------------------------------------------------------

      (1) Name and telephone number of person to contact in regard to this notification:

     ARTHUR H. BILL                         202     -      457-5103
 ----------------------------------------------------------------------------
        (Name)                          (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      THE COMPANY CANNOT NOW ANSWER THIS QUESTION, AS THE ANSWER WILL DEPEND UPON THE OUTCOME OF THE ABOVE-REFERENCED SFAS 121 REVIEWS.
                                                                [ ] Yes [ ] No

                        Coeur d'Alene Mines Corporation
 ----------------------------------------------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 31, 1999                       By: /s/WAYNE L. VINCENT
      --------------                           -------------------
                                               Wayne L. Vincent
                                               Controller and Chief Accounting
                                               Officer